

May 14, 2013

Via E-mail
Chris A. Choate
Chief Financial Officer
AmeriCredit Financial Services, Inc.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

> **Re:** **AmeriCredit Automobile Receivables Trust 2010-2**
> **AmeriCredit Automobile Receivables Trust 2010-B**
> **AmeriCredit Automobile Receivables Trust 2010-3**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File Nos. 333-146701-07, 333-146701-08, 333-146701-09**

Dear Mr. Choate:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Exhibits 33.1 to the Forms 10-K for AmeriCredit Automobile Receivables Trusts 2010-2, 2010-B, 2010-3

1. We note that AmeriCredit Financial Services, Inc.'s management's assessment of compliance with the servicing criteria under Item 1122(d) of Regulation AB lists Item 1122(d)(1)(ii) as inapplicable, which pertains to whether the servicing party has policies and procedures to monitor a third party's performance and compliance with the outsourced servicing. However, it appears to us that Item 1122(d)(1)(ii) was applicable because AmeriCredit has engaged various vendors "to serve as repositories for customer payments." To the extent the criterion was applicable, you must file an amendment to Form 10-K with a corrected Item 1122 assessment by AmeriCredit Financial Services (and related auditor attestation) that includes Item 1122(d)(1)(ii) in the assessment.

Form 10-K of AmeriCredit Automobile Receivables Trust 2010-B

Item 1114(b)(2) of Regulation AB, Credit Enhancement and Other Support, Except for Certain Derivatives Instruments (Financial Information)

2. We note that you incorporated the audited consolidated financial statements of Assured Guaranty Corp (AGC) by reference into the Form 10-K. We further note your disclosure stating that "[y]ou should not assume that information concerning AGC is accurate as of any date other than the date that such Form 10-K was filed with the SEC." Such language may imply that any amendment to AGC's Form 10-K filed on March 1, 2013 would not be incorporated by reference. Please confirm that you will remove such language from future filings (including any amendment filed in response to our comment above). See also Exchange Act Rule 12b-23 regarding incorporation by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hughes Bates, Attorney-Advisor at 202-551-3731or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief